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                            December 6, 2022

       Rina Paniry
       Chief Financial Officer
       STARWOOD PROPERTY TRUST, INC.
       591 West Putnam Avenue
       Greenwich, Connecticut 06830

                                                        Re: STARWOOD PROPERTY
TRUST, INC.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-34436

       Dear Rina Paniry:

               We have reviewed your October 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 5, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Non-GAAP Financial Measures, page 76

   1. We note your response to comment 1 and that the presentation of Distributable Earnings
                                                        (DE) is intended to
eliminate differences between DE and taxable income. Please provide a comparison of DE to
taxable income for the years ended December 2020 and 2021 and a comparison of DE to
estimated taxable income for the period ended September 30, 2022.
                                                        To the extent
historical and estimated taxable income differs from DE please explain to us the material
differences.
             You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
       Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.
 Rina Paniry
STARWOOD PROPERTY TRUST, INC.
December 6, 2022
Page 2

                                                Sincerely,
FirstName LastNameRina Paniry
                                           Division of Corporation Finance
Comapany NameSTARWOOD PROPERTY TRUST, INC.
                                           Office of Real Estate & Construction
December 6, 2022 Page 2
cc:       Michael McTiernan
FirstName LastName